SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

May 28, 2024

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:   Post-Effective Amendment No. 77 to the Registration Statement

on Form N-1A of BlackRock ETF Trust (the “Trust”), on behalf of its series,

BlackRock Large Cap Growth ETF

Dear Mr. Orlic:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), Post-Effective Amendment No. 77 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of its series BlackRock Large Cap Growth ETF (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on May 28, 2024.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s response to the telephonic comment provided by Mr. John Grzeskiewicz of the staff (the “Staff”) of the Securities and Exchange Commission

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

May 28, 2024

(the “Commission”) on May 15, 2024 regarding the Trust’s Post-Effective Amendment No. 67 to its Registration Statement filed with the Commission on March 6, 2024 pursuant to Rule 485(a) under the Securities Act. The Staff’s comment is described below and has been summarized to the best of our understanding. We have discussed the Staff’s comment with representatives of the Trust. The Trust’s response to the Staff’s comment is set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Fees and Expenses of the Fund

Comment 1:  Please provide the Staff with the completed fee table and expense examples for the Fund at least one week before effectiveness of the Registration Statement.

Response:  The completed fee table and expense examples were provided supplementally to the Staff on May 21, 2024.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Janey Ahn

Jessica Holly

Andrew M. Friedman